ZHONG SEN INTERNATIONAL TEA COMPANY
2416 LINCOLN STREET
HOLLYWOOD, FL 33020
(206) 888-2585

August 19, 2008

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Re:	Zhong Sen International Tea Company
File No. 333-151970

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1, File No. 333-151970, to 4:00 P.M. on August 26, 2008 or as soon as practicable thereafter.

The Company acknowledges that:

▪      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ZHONG SEN INTERNATIONAL TEA COMPANY

By:     /s/  Bruce Trulio
Bruce Trulio
Chief Executive Officer